UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Official Payments Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67623R106

(CUSIP Number)

Brian P. Golson

c/o Parthenon Capital Partners

Four Embarcadero Center

Suite 3610

San Francisco, California 94111

Telephone: (415) 913-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH A COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

January 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Giant Investment LLC 20-2609079
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(1)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(1)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Parthenon Investors II, L.P. 04-3527200
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(2)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(2) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) PN

(2)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCap Partners II, LLC 04-3527195
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(3)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(3) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting person (See Instructions) OO

(3)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCap II, LLC 04-3527185
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(4)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(4) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(4)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) PCP Managers, LLC 20-4154975
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With(5)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(5) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) OO

(5)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) William C. Kessinger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(6)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(6) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(6)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Brian P. Golson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(7)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(7) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(7)	See discussion in Item 5 of this Schedule 13D.

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David J. Ament
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With(8)	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,799,321
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,799,321
11.	Aggregate Amount Beneficially Owned by Each Reporting Person(8) 1,799,321
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) IN

(8)	See discussion in Item 5 of this Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Official Payments Holdings, Inc., a Delaware corporation that was formerly known as Tier Technologies, Inc. (the “Company”), which has its principal executive offices at 3550 Engineering Drive, Suite 400, Norcross, Georgia 30092. This Amendment No. 8 reflects changes to the information in the Schedule 13D originally filed on July 15, 2005, as amended on August 9, 2005, December 19, 2005, February 9, 2007, October 11, 2007, December 30, 2008, January 6, 2009 and January 15, 2010 (as so amended, the “Schedule 13D”), and is being filed because of a change in reporting persons, as described in Item 2 below. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment No. 8 is filed by Giant Investment LLC, a Delaware limited liability company (“Giant”); Parthenon Investors II, L.P., a Delaware limited partnership (“Parthenon”); PCap Partners II, LLC, a Delaware limited liability company (“PCap Partners”); PCap II, LLC, a Delaware limited liability company (“PCap II”); PCP Managers, LLC, a Delaware limited liability company (“PCP”); William C. Kessinger; Brian P. Golson; and David J. Ament (collectively, the “Reporting Persons”).

Messrs. Kessinger, Golson and Ament are the managing members of PCP, which is the managing member of PCap II, which is the managing member of PCap Partners, which is the general partner of Parthenon, which, in turn, is the managing member of Giant. Giant’s principal business is managing and controlling its members’ investments in the Company. The principal business of Parthenon, a private equity fund, is to make and oversee investments in equity and other interests in business organizations, domestic or foreign, including businesses the securities of which have no established market and may be restricted with respect to transfer, with the principal objective of appreciation of capital invested. The principal business of PCap Partners is to act as the general partner of Parthenon. The principal business of PCap II is to act as the managing member of PCap Partners. The principal business of PCP is to act as the managing member of PCap II. The principal occupations of Messrs. Kessinger, Golson and Ament relate to their positions with PCP and its affiliates. The principal business address of each of the Reporting Persons, other than Giant, is Four Embarcadero Center, Suite 3610, San Francisco, California 94111. Giant’s principal business address is One Federal Street, 21st Floor, Boston, Massachusetts 02110. Messrs. Kessinger, Golson and Ament are United States citizens.

This Amendment No. 8 adds as Reporting Persons PCP and its managing members, Messrs. Kessinger, Golson and Ament, and removes Mr. Rutherford and Mr. Jacquet as reporting persons. These changes reflect changes in beneficial ownership due to the change in voting and dispositive power over the reported shares resulting from management changes at Parthenon.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended or supplemented as follows:

As of March 19, 2013:

(a)-(b) Giant directly beneficially owns 1,799,321 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock of the Company based on 16,716,029 shares of Common Stock outstanding as of January 31, 2013, as reported in the Company’s Quarterly Report on Form 10-Q filed on February 7, 2013. Accordingly, as parents of Giant, each of Parthenon (managing member of Giant), PCap Partners (general partner of Parthenon), PCap II (managing member of PCap Partners) and PCP (managing member of PCap II) and Messrs. Kessinger, Golson and Ament (managing members of PCP) may be deemed to beneficially own the shares of Common Stock directly beneficially owned by Giant. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Giant, except to the extent of such Reporting Person’s pecuniary interest therein.

(c) No transactions in the Company’s Common Stock were executed by the Reporting Persons during the past sixty days.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2013

Giant Investment LLC

By:	Parthenon Investors II, L.P., its Managing Member

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually

INDEX TO EXHIBITS

Exhibit Number	Document

99.1	Joint Filing Agreement.

Exhibit 99.1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: March 19, 2013

Giant Investment LLC

By:	Parthenon Investors II, L.P., its Managing Member

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

Parthenon Investors II, L.P.

By:	PCap Partners II, LLC, its General Partner

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap Partners II, LLC

By:	PCap II, LLC, its Managing Member

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCap II, LLC

By:	PCP Managers, LLC, its Managing Member

By:	/s/ Brian P. Golson
Brian P. Golson
Managing Member

PCP Managers, LLC

By:	/s/ Brian P. Golson
Brian P. Golson Managing Member

/s/ William C. Kessinger
William C. Kessinger, Individually

/s/ Brian P. Golson
Brian P. Golson, Individually

/s/ David J. Ament
David J. Ament, Individually